UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pure Acquisition Corp.

(Name of Subject Company (Issuer))

HighPeak Energy Partners II, LP (Offeror)

HighPeak Energy Partners GP II, LP (Offeror)

HighPeak Pure Acquisition, LLC (Offeror)

Jack Hightower (Offeror)

(Name of Filing Persons (identifying status as offeror, issuer, or other person))

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

74621Q 114
(CUSIP Number of Class of Securities)

Jack Hightower Chief Executive Officer c/o HighPeak Energy Partners II, LP 421 W. 3rd Street, Suite 1000 Fort Worth, Texas 76102 (817) 850-9200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Sarah K. Morgan Scott D. Rubinsky Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, TX 77002 Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$328,888	$42.69
(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. HighPeak Energy Partners II, LP is offering to purchase 328,888 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp. (the “Company”) held by persons other than the offerors, each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 per Public Warrant.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Energy Partners GP II, LP, a Delaware limited partnership (“HPEP II GP”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”), and Jack Hightower (together with HPEP II, HPEP II GP, and Sponsor, the “Offerors”). This Schedule TO relates to an offer (the “Offer”) by the Offerors to purchase 328,888 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Pure Acquisition Corp., a Delaware corporation (the “Company”) held by persons other than HPEP II, each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018 (the “IPO”), pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 8, 2020 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)     Name and Address. The name of the issuer is Pure Acquisition Corp. The Company’s principal executive offices are located at 421 W. 3rd Street, Suite 1000, Fort Worth, TX 76102. The Company’s telephone number is (817) 850-9200.

(b)     Securities. The subject securities include the Company’s Public Warrants. Each whole Public Warrant entitles the holder to purchase one share of Class A Common Stock for a purchase price of $11.50, subject to certain adjustments. As of May 7, 2020, there were 328,888 Public Warrants outstanding held by persons other than HPEP II.

(c)     Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “The Offer—Price Range of Public Warrants” is incorporated herein by reference.

The Company’s Public Warrants are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “PACQW”. The Public Warrants are governed by the Warrant Agreement, dated as of April 12, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

Item 3.	Identity and Background of Filing Persons.

(a)     Name and Address. The names of the Filing Persons are HighPeak Energy Partners II, LP, HighPeak Pure Acquisition, LLC, whose sole member is HighPeak Energy Partners, LP (“HPEP I”), HighPeak Energy Partners GP II, LP and Jack Hightower. HPEP II GP is the sole general partner of HPEP II. HighPeak Energy Partners GP, LP (“HPEP I GP”) is the sole general partner of HPEP I. HighPeak GP, LLC (“HP GP I”) is the sole general partner of HPEP I GP. HighPeak GP II, LLC (“HP GP II” and, together with HPEP I, HPEP I GP, HP GP I, HPEP II and HPEP II GP, the “HP Entities”) is the sole general partner of HPEP II GP. Mr. Hightower has the right to appoint all of the managers to the boards of managers of HP GP I and HP GP II, respectively, and is one of three managers of each of HP GP I and HP GP II. The business address and telephone of Mr. Hightower and the HP Entities are the business address and telephone number of the Company set forth under Item 2(a) above. Sponsor is the sponsor of the Company and beneficially owns 98.6% of the Company’s Class B common stock, par value $0.0001 per share, representing 22.2% of the Company’s voting stock. Mr. Hightower is the Chairman of the Board and Chief Executive Officer of the Company.

(b), (c)     Business and Background of Filing Persons. The principal business of HPEP I, HPEP I GP, HPEP II and HPEP II GP, each a Delaware limited partnership, and HP GP I and HP GP II, each a Delaware limited liability company, is to generally acquire oil and gas related assets and to engage in all aspects of the oil and gas industry, primarily in North America, including among other things, the acquisition of securities. The principal business of Sponsor, a Delaware limited liability company, is to serve as the sponsor of the Company. Mr. Hightower currently serves as the Chairman of the Board of Directors of the Company, and also as Chairman of the Board and Chief Executive Officer of each of HP GP I and HP GP II. Prior to his current roles, Mr. Hightower served as Chairman, President and CEO of Bluestem Energy Partners, LP from 2011 to 2013. Mr. Hightower is a citizen of the United States. In the past five years, none of the HP Entities nor Mr. Hightower was either convicted in a criminal proceeding or party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any such HP Entity or Mr. Hightower from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction.

(a)     Material Terms. The information set forth in the sections of the Offer to Purchase entitled “The Offer” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)     Transactions. The information set forth in the section of the Offer to Purchase entitled “The Offer— Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2020 (the “Annual Report”), is also incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Party Transactions” in the Registration Statement on Form S-4 related to the Company’s special meeting regarding a former business combination, which such business combination was subsequently terminated on April 24, 2020, filed with the SEC by HighPeak Energy, Inc., a Delaware corporation, on December 2, 2019, as amended on January 10, 2020 (the “Former Business Combination Registration Statement”), is also incorporated by reference. Except as incorporated by reference herein, there have been no transactions involving the Company and any of the HP Entities or Mr. Hightower during the last two fiscal years for which disclosure is required herein.

(b)     Significant Corporate Events. Except as set forth in the sections entitled (i) “Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report, (ii) “Questions and Answers about the Special Meeting,” “The Special Meeting” and “Proposal No. 2—Election of Directors” in the Company’s definitive proxy statement on Schedule 14A related to its special meeting, filed with the SEC by the Company on September 20, 2019 (the “First Extension Proxy Statement”), (iii) “Background—The Business Combination” in the Company’s definitive proxy statement on Schedule 14A related to its special meeting, filed with the SEC by the Company on February 7, 2020 (the “Second Extension Proxy Statement”), (iv) “Questions and Answers about the Special Meeting,” “The Special Meeting” and “Background—The Business Combination,” in the Company’s definitive proxy statement on Schedule 14A related to its special meeting, filed with the SEC by the Company on May 5, 2020 (the “Third Extension Proxy Statement”) and (v) “Certain Relationships and Related Party Transaction” and “Proposal No. 1—The Business Combination Proposal” in the Former Business Combination Registration Statement, each incorporated herein by reference, and as described herein, there have been no negotiations, transactions or material contracts during the past two years between the Company, on the one hand, and the HP Entities or Mr. Hightower, on the other hand, concerning any: (1) merger; (2) consolidation; (3) acquisition; (4) tender offers or acquisitions of any class of the Company’s securities; (5) election of the Company’s directors; or (6) sale or other transfer of a material amount of the assets of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)     Purposes. The information set forth in the section of the Offer to Purchase entitled “The Offer— Background and Purpose of the Offer” is incorporated herein by reference.

(c)     Plans. Except as set forth in (i) the sections of the Offer to Purchase entitled “The Offer – Background and Purpose of the Offer” and “The Business Combination,” (ii) the section in the Annual Report entitled “Certain Relationships and Related Transactions, and Director Independence,” and (iii) the sections in the Third Extension Proxy Statement entitled “Questions and Answers About the Special Meeting,” “The Special Meeting” and “Background—The Business Combination,” each of which is incorporated by reference herein, there are no plans of the HP Entities or Mr. Hightower that would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from a national securities exchange; or (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 7.	Source and Amount of Funds or Other Consideration.

(a)     Source of Funds. The information set forth in the section of the Offer to Purchase entitled “The Offer— Source and Amount of Funds” is incorporated herein by reference.

(b)     Conditions. Not applicable.

(d)     Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)     Securities Ownership. The information set forth in (i) the section in the Third Extension Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” and (ii) the section of the Offer to Purchase entitled “The Offer—The Background and Purpose of the Offer,” is incorporated herein by reference. None of the HP Entities, nor does Mr. Hightower, beneficially own any Public Warrants subject to the Offer.

(b)     Securities Transactions. Except as set forth in (i) the section in the Third Extension Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” and (ii) the section of the Offer to Purchase entitled “The Offer–Background and Purpose of the Offer,” which are incorporated by reference herein, none of the HP Entities, nor any of their respective directors, executive officers, affiliates or subsidiaries, including Mr. Hightower, have engaged in any transactions in the Public Warrants in the last 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “The Offer—Fees and Expenses” is incorporated herein by reference. The Offerors are not making any recommendation as to whether holders of Public Warrants should tender Public Warrants in the Offer. No later than ten (10) business days from the date of the Offer to Purchase, the Company is required by law to publish, send or give a statement disclosing whether its board of directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer.

Item 10.	Financial Statements.

(a)     Financial Information. Not applicable.

(b)     Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the section of the Annual Report entitled “Certain Relationships and Related Transactions, and Director Independence” is incorporated herein by reference.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)    None.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 8, 2020.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(i)

Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ii)

Certificate of Amendment to the Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(iii)

Second Amendment to Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on October 15, 2019).

(d)(iv)

Third Amendment to Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on February 20, 2020).

(d)(v)	Bylaws of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-223845) filed with the SEC on March 22, 2018).
(d)(vi)

Letter Agreement, dated April 12, 2018, among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vii)

Registration Rights Agreement, dated April 12, 2018, among Pure Acquisition Corp., HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

Exhibit Number	Description
(d)(viii)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ix)

Business Combination Agreement, between May 4, 2020, by and among Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC and, solely for limited purposes specified therein, HighPeak Energy Management, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(d)(x)

Form of Amended & Restated Forward Purchase Agreement between HighPeak Energy, Inc. HighPeak Energy Partners II, LP, HighPeak Energy Partners II, LP and, for limited purposes specified therein, Pure Acquisition Corp. (incorporated by reference to Exhibit E of Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(d)(xi)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q (File 001-38454) filed with the SEC on May 25, 2018).

(d)(xii)

Sponsor Support Agreement, dated May 4, 2020, by and among Pure Acquisition Corp., HighPeak Energy Partners II, LP and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(d)(xiii)

Form of Registration Rights Agreement by and among HighPeak Energy, Inc. and the holders listed on the signature pages thereto (incorporated by reference to Exhibit B to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(d)(xiv)

Form of Stockholders’ Agreement by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy I, LP, HighPeak Energy II, LP, HighPeak Energy III, LP and Jack Hightower (incorporated by reference to Exhibit A to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

By:	/s/ Jack Hightower
Jack Hightower

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
Its general partner

By:	HighPeak GP II, LLC
Its general partner

By:	/s/ Jack Hightower
Jack Hightower
Chief Executive Officer

HIGHPEAK ENERGY PARTNERS GP II, LP

By:	HighPeak GP II, LLC
Its general partner

By:	/s/ Jack Hightower
Jack Hightower
Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:	/s/ Jack Hightower
Jack Hightower
Chief Executive Officer